UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                                                     SEC File No: 001-12149

                        NOTIFICATION OF LATE FILING

 (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR


                      For Period Ended: June 30, 2002


  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K

  For the Transition Period Ended: _____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
    ___________________________________________________________________


                                  PART I
                          REGISTRANT INFORMATION


Full Name of Registrant:  Consolidated Freightways Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):16400 S.E. CF Way

City, State and Zip Code:  Vancouver, WA 98683

                                  PART II
                          RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

 The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2002 within the prescribed time period as a result of delays encountered in obtaining and evaluating certain information that is required to complete the preparation of the Management's Discussion and Analysis for the consolidated financial statements.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Stephen Sokol, Chief Financial Officer        (360)  448-4213
               (Name)                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

***  See Part III above.  Estimated results of operations data not
      available.                                            [ ] Yes  [ ] No

  If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Consolidated Freightways Corporation
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2002

By:
/s/Stephen Sokol
Stephen Sokol
Executive Vice President of Finance and
   Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).